Snow Lake Discovers Gallium in Ontario: A Critical Mineral Driving AI and
Data Center Advancements

Winnipeg, Manitoba and Toronto, Ontario - January 13, 2025 - Free Battery Metal Limited (CSE: FREE) (formerly, Titus Energy Corp.) ("Free Battery") is pleased to announce that they have entered into a binding term sheet effective January 10th, 2025 with Snow Lake Resources Ltd., (NASDAQ: LITM) d/b/a Snow Lake Energy ("Snow Lake"), an arm's length party, (the "Term Sheet", and the transactions contemplated therein, the "Transaction") pursuant to which Snow Lake can earn up to an 80% interest in Free Battery's Mound Lake Property.

"Our discovery of gallium is a key moment for Snow Lake as we continue to build a portfolio of minerals critical to the AI revolution and the accompanying forecasted surge in global energy demand," said Frank Wheatley, CEO of Snow Lake. "While we follow up on this promising find, we remain committed to expanding and diversifying our portfolio to ensure Snow Lake plays a central role in supplying the materials needed to power data centers, AI, and clean energy technologies, with nuclear technologies of particular focus."

"This exciting discovery complements Snow Lake's existing portfolio, which includes critical lithium and uranium projects essential for clean energy systems and next-generation technologies. Snow Lake remains steadfast in its mission to not only advance its current projects but also identify and secure new opportunities to meet the growing global demand for critical materials," added Mr. Wheatley.

Gallium: The Mineral Powering AI and Data Centers

Gallium's unparalleled thermal and electrical properties make it indispensable for high-efficiency semiconductors, including gallium arsenide (GaAs) and gallium nitride (GaN). These materials are essential for AI applications, advanced data centers, and high-performance computing, where they enable faster processing speeds and improved energy efficiency.

"As the world experiences an unprecedented boom in AI and machine learning applications, the infrastructure powering these technologies - especially data centers - requires cutting-edge solutions. Gallium-based semiconductors are at the heart of these innovations," Wheatley explained.

In addition to AI, gallium is critical for technologies such as 5G communication systems, autonomous vehicles, and renewable energy systems, further cementing its status as a cornerstone mineral for the future.

A Strategic Fit with Snow Lake's Vision

The gallium discovery strengthens Snow Lake's vision of being a leader in clean energy and next-generation minerals. Snow Lake's lithium and uranium projects already play pivotal roles in supporting carbon-free nuclear energy and the transition to electric vehicles. Adding gallium to the portfolio further diversifies Snow Lake's contributions to critical technologies.

"This discovery aligns perfectly with our strategy to secure materials that power transformative industries," said Wheatley. "By combining the strengths of our lithium, uranium, and now gallium resources, Snow Lake is building a resilient, future-focused portfolio that addresses the most pressing needs of the AI revolution and clean energy expansion."

A Commitment to Portfolio Growth

While Snow Lake is enthusiastic about the potential of its gallium discovery, the company remains committed to aggressively expanding its portfolio of critical minerals. By targeting high-potential assets and leveraging cutting-edge exploration techniques, Snow Lake aims to become a reliable North American source for the materials that drive global progress.

"Our journey is about more than individual discoveries, it's about building a portfolio that ensures Snow Lake's leadership in supplying the minerals powering AI, data centers, and clean energy technologies," Wheatley emphasized.

Next Steps

Snow Lake plans to accelerate its exploration of the Ontario gallium project while continuing to prioritize and develop its lithium and uranium projects. Snow Lake will also remain vigilant in identifying strategic acquisitions that align with its vision of delivering value to shareholders and contributing to the forecasted global increase in energy demand.

Discovery of Elevated Gallium Values at the Mound Lake Property

Elevated Gallium Results - Exploration Highlights

Free Battery commenced exploration of the Mound Lake Property in the summer of 2023. Between June 30 and July 16, a comprehensive prospecting and grab sampling program was conducted, during which 213 rock samples were collected and sent for analysis. The results of this initial program were previously disclosed in the Free Battery' press release dated September 7, 2023.

As a follow-up to the summer campaign, an additional 164 samples were collected and analyzed for trace element geochemistry using sodium peroxide fusion with ICP-MS measurement. Results from this second phase confirmed notably higher gallium values compared to the initial program.

Analysis of both sampling campaigns has identified 12 bedrock grab samples with gallium values exceeding 50 ppm, with the highest result measuring 110.5 ppm. For comparison, gallium abundances in fertile granites and pegmatites typically peak at ~90 ppm, while the average crustal abundance is approximately 19 ppm.

Over 70% of the samples from the Mound Lake Property returned gallium values above crustal abundance.

Table 1: Highlighted Selected Samples with Elevated Gallium Samples

Sample Number	Easting (UTM Zone 16)	Northing (UTM Zone 16)	Ga (ppm)	Sample Description
107359	388851	5446455	78.5	20 to 40 cm wide pegmatite dyke in coarse-grained, equigranular, leucogranite host; dyke contains large (<4 cm) books of muscovite and black, columnar tourmaline.
107362	388746	5446796	75.8

Leucogranite cut by a 30 cm wide, quartz-rich pegmatite dyke with large (<5 cm) muscovite books and tourmaline crystals up to 5 cm long. The core of the dyke is predominantly quartz, with some scattered potassium feldspar, mica, and tourmaline megacrysts.

107367	388939	5447262	91.9	Pink pegmatite dyke within coarse-grained, equigranular, leucogranite host. Dyke has large (<6 cm) books of muscovite.
107380	388523	5447923	110.5

Lenticular, north-trending, pink, beryl-bearing pegmatite, approximately 4 x 15 m in size, within metasedimentary host rock. Pegmatite lens contains quartz and K-feldspar megacrysts, metasedimentary enclaves, large (<5 cm) muscovite books and creamy-white beryl up to 3 cm long and 0.5 cm wide.

107384	388383	5447902	61.5	Eastern outcrop of granitic dyke from GWS-152.
107398	390860	5447867	55.1	Light-pink pegmatite dyke within pink, medium-grained, equigranular granite. Dyke has large (<3 cm) books of muscovite.
K043563	387578	5447417	51.4	Quartz-dominant, foliation-parallel, leucogranite dykes/dykelets within foliated metasedimentary host rock; very fine-grained, light blue apatite and perhaps creamy green epidote noted.
K043570	386418	5447726	56.0

10 cm wide, light-coloured, muscovite- and apatite-bearing, leucogranite dyke within metasedimentary host rock. Fine-grained white, sugary matrix with very fine-grained clusters of apatite along dyke margins.

K043577	389643	5447846	54.1	Creamy-white, muscovite-bearing lenticular pegmatite dyke within metasedimentary host rock. Dyke lenses range from 1 cm to 1 m wide. Green muscovite is foliated parallel to dyke margins.
K043593	384322	5445561	61.2	Pink, muscovite- and tourmaline-bearing, pegmatite dyke within metasedimentary host rock. Quartz and locally graphic-textured K-feldspar megacrysts.
K043627	384324	5442945	50.1	White, muscovite- and tourmaline-bearing pegmatite dyke within metasedimentary host rock. Green, epidote-altered muscovite and black, columnar tourmaline set in quartz.
K043812	384270	5445820	62.2	Pink, medium- to coarse-grained, muscovite- and tourmaline-bearing, > 10 m wide pegmatite, with 3 x 5 cm green muscovite books and graphic-textured feldspar.

Further exploration will be prioritized in the northern zones of the Mound Lake Property. Further detailed analysis and mapping will be conducted to identify potential targets for follow-up investigation and possible drilling.

Figure 1: Topographic Map of <50 PPM Gallium Samples

Figure 2: Bedrock Geology Map of <50 PPM Gallium Samples

A comprehensive report on the 2023 grassroots exploration program is available for review on Geology Ontario.

About the Mound Lake Property

The Mound Lake Property encompasses 243 single-cell unpatented mineral claims covering over 4,800 hectares in a prolific mining district.

The northern part of the property, near the contact between the Mound Lake Pluton and metasedimentary country rocks, has demonstrated consistent, elevated gallium values. These results coincide with elevated levels of other critical metals, including beryllium (Be), lithium (Li), and rubidium (Rb), near the Larson Creek and Mound Creek faults.

Summary of the Transaction

Snow Lake is also pleased to announce that they have entered into a binding term sheet with Free Battery (the "Term Sheet", and the transactions contemplated therein, the "Transaction") pursuant to which Snow Lake can earn up to an 80% interest in Free Battery's Mound Lake Property.

Pursuant to the terms and conditions of the Transaction, (i) on or before the first anniversary of the effective date of a definitive agreement to replace the Term Sheet (the “Definitive Agreement”), Snow Lake, a 10% owner of the Mound Lake Property, shall have the right to acquire (the “First Option”) an additional 41% interest in the Mound Lake Property (for an aggregate 51% interest) (the “First Option Interest”) upon Snow Lake (x) having made work expenditures of at least C$1,000,000 and (y) paying C$500,000 to Free Battery; and (ii) on or before the second anniversary of the effective date of the Definitive Agreement, Snow Lake shall have the right to acquire (the “Second Option” and together with the First Option, the “Option Earn-Ins”))  an additional 29% interest in the Mound Lake Property (for an aggregate 80% interest) (the “Second Option Interest”) upon Snow Lake (x) having made additional work expenditures of C$1,000,000 (for aggregate work expenditures of C$2,000,000 (the “Work Commitment”)) and (y) paying an additional C$1,000,000 to Free Battery (for aggregate cash payments of C$1,500,000). Shortfalls in work expenditures below the Work Commitment may be paid by Snow Lake to Free Battery as cash in lieu to satisfy the work expenditures’ requirement.

Prior to the completion of a pre-feasibility study on the Mound Lake Property, Snow Lake will be the operator of the Mound Lake Property and be responsible for all costs and expenses associated with exploration and development of the Mound Lake Property. Following the completion of a pre-feasibility study on the Mound Lake Property, the parties shall diligently and in good faith negotiate the terms of a joint venture arrangement to advance development of the Mound Lake Property. Such arrangement will include, among other things, (i) a mechanism by which expenditures on the Mound Lake Property will be funded on a pro rata basis, based upon the respective parties proportionate interest in the Mound Lake Property; (ii) in the event any one party declines to fund the expenditures in proportion to their interest, their respective interest in the joint venture shall be reduced accordingly, subject to the Dilution Conversion (as defined hereinafter); (iii) a mechanism for preparing and approving a budget and work program in respect of the Mound Lake Property; and (iv) the ongoing management of the joint venture.

Following the exercise of the First Option, in the event that either party's interest in the Mound Lake Property falls below 10%, such party's interest shall be converted into a 1% net smelter return royalty on the Mound Lake Property, which shall not be subject to a right of first refusal or any other pre-emptive rights in favour to such party (the "Dilution Conversion").

Qualified Person

The scientific and technical disclosure which was provided to Snow Lake by Free Battery is included in this news release has been reviewed and approved by Mark Smyk, P.Geo. Mr. Smyk is a Technical Advisor to Free Battery and a Qualified Person under National Instrument 43-101 - Standards of Disclosure of Mineral Projects.

Quality Assurance / Quality Control

All samples were bagged, sealed, and stored inside a storage locker until delivery to an independent laboratory, ALS Laboratories in Thunder Bay, Ontario (ISO/IEC 17025:2017). The initial batch of samples were analyzed by four acid digestion with ICP-MS finish (ME-MS61). Standards and blanks were submitted with the shipment to supplement the lab's internal controls.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq: LITM, with a global portfolio of clean energy mineral projects, including lithium, uranium, and now gallium. For more information, visit www.snowlakeenergy.com.

Contact Information:

Snow Lake Resources Ltd.
Frank Wheatley, Chief Executive Officer
+1 (604) 562-1916
ir@snowlakelithium.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and annual reports filed with the Securities and Exchange Commission. For more information, please visit Snow Lake’s profile page on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: Snow Lake’s potential mineralization and exploration of the Mound Lake Property in northwestern Ontario; the potential for the discovery of Lithium and other rare metals; Snow Lake’s plans to conduct additional sampling; Snow Lake’s plans to acquire, and having the right to acquire, additional interest in the Mound Lake Property; Snow Lake making the required work expenditures; Snow Lake making cash payments to Free Battery; Snow Lake being the operator of the Mound Lake Property and being responsible for all associated costs and expenses hereunder; the parties negotiating in good faith the terms of a joint venture arrangement to advance the development of the Mound Lake Property; the parties’ commitment to securing next-generation critical minerals; Snow Lake’s aims to be a reliable North American source for materials that drive global progress; and Snow Lake’s aims to advance exploration efforts for strategic resource projects while maintaining a strong focus on the development of its lithium and uranium assets.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: Snow Lake’s ability to continue as a going concern; Snow Lake’s ability to develop the Mound Lake Property; continued approval of Snow Lake’s activities by the relevant governmental and/or regulatory authorities; Snow Lake’s ability to realize upon the potential discovery of Lithium and other rare metals on its properties; Snow Lake having the ability to conduct additional sampling; Snow Lake having the ability to acquire, and having the right to acquire, additional interest in the Mound Lake Property; Snow Lake having the ability to make the required work expenditures; Snow Lake having the ability to make cash payments to Free Battery; Snow Lake having the ability to be the operator of the Mound Lake Property and being responsible for all associated costs and expenses hereunder; the parties having the ability to negotiate in good faith the terms of a joint venture arrangement to advance the development of the Mound Lake Property; the parties committing to securing next-generation critical minerals; Snow Lake being able to be a reliable North American source for materials that drive global progress; the parties’ ability to effectively manage unanticipated costs and expenses; and Snow Lake’s ability to advance exploration efforts for strategic resource projects while maintaining a strong focus on the development of its lithium and uranium assets.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the potential inability of Snow Lake to continue as a going concern; the risks associated with the mining industry in general; risks associated with potential governmental and/or regulatory action with respect to Snow Lake’s activities; risks associated with Snow Lake’s ability to generate a profit; Snow Lake’s inability to realize upon the potential discovery of Lithium and other rare metals on its properties; Snow Lake’s inability to conduct additional sampling; Snow Lake’s inability to acquire, or have the right to acquire, additional interest in the Mound Lake Property; Snow Lake’s inability to make the required work expenditures; Snow Lake’s inability to make cash payments to Free Battery; Snow Lake’s inability to be the operator of the Mound Lake Property and not being able to be responsible for all associated costs and expenses hereunder; the parties having the inability to negotiate in good faith the terms of a joint venture arrangement to advance the development of the Mound Lake Property; the parties’ inability to commit to securing next-generation critical minerals; Snow Lake not being able to be a reliable North American source for materials that drive global progress; the parties’ inability to effectively manage unanticipated costs and expenses; Snow Lake’s inability to advance exploration efforts for strategic resource projects while maintaining a strong focus on the development of its lithium and uranium assets; the risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for Snow Lake; social and environmental activism can negatively impact exploration, development and mining activities; the success of Snow Lake is largely dependent on the performance of its directors and officers; Snow Lake and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on Snow Lake’s business; Snow Lake may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of Snow Lake; failure to adequately meet infrastructure requirements could have a material adverse effect on Snow Lake’s business; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; geological factors; estimation or realization of mineral reserves and mineral resources, future prices of precious metals and lithium; changes in general economic, business and political conditions, including changes in the financial markets and in the demand and market price for commodities; possible failures of plants, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; currency fluctuations, title disputes or claims limitations on insurance coverage.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by either party's respective management's expectations at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.